SHAREHOLDER RESPONSE SUMMARY REPORT
UMB FUNDS
HATTERAS MULTI-STRATEGY FUND I
June 25  2008

		% of 	% of
		Outstanding	Shares
	No. of Shares	Shares	Voted

1.  Approval of amendments to the Master Fund s
limited partnership agreement to include a
performance allocation equal to 10% of the amount
by which new net profits of the limited partner
invests in the Master Fund exceed the non-cumulative
hurdle amount   which is calculated as of the last day
of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S.
Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year.

Affirmative	128 653 222.230	49.146%	87.819%
Against	12 590 190.720	4.810%	8.594%
Abstain	5 255 284.890	2.008%	3.587%

TOTAL	146 498 697.840	55.964%	100.000%

2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

Affirmative	119 908 813.15	45.806%	81.850%
Against	26 589 884.690	10.158%	18.150%

TOTAL	146 498 697.840	55.964%	100.000%